Katherine T. Gates
Senior Vice President, General Counsel
and Chief Compliance Officer

SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, IL 60532
630.824.1911 Direct
630.824.1119 FAX
ktgates@suncoke.com

April 10, 2019

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Sergio Chinos, Staff Attorney

Re:	SunCoke Energy, Inc.
Registration Statement on Form S-4
Filed March 8, 2019
File No. 333-230166

Ladies and Gentlemen:

This letter contains the responses of SunCoke Energy, Inc. (“SunCoke”) to the comments (each a “Comment” and, together, the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 4, 2019 (the “Comment Letter”), regarding the above-referenced filing.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with SunCoke’s response set out immediately underneath the applicable Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filing.

Form S-4 filed March 8, 2019

General

1.	Where a comment keyed to the Form S-4 also applies to the December 31, 2018 Forms 10-K of SunCoke and/or SXCP, please address or revise therein accordingly.

Response: We acknowledge the Staff’s Comment and propose, to the extent they remain applicable, to address the points in future filings of Form 10-K by SunCoke and SXCP. In light of SunCoke’s responses to the Comments herein, SunCoke respectfully submits that no amendments to the recently filed Forms 10-K of SunCoke and/or SXCP are required to provide meaningful information to SunCoke Stockholders or SXCP Common Unitholders, particularly considering the disclosure added to the Form S-4 in response to the Staff’s Comments.

2.

Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the SXCP Conflicts Committee, SunCoke Board, and its representatives.

Response: The presentation materials prepared by Evercore Group L.L.C. (“Evercore”) in connection with its opinion, dated February 4, 2019, to the SunCoke board of directors as summarized under the heading “The Merger—Opinion of SunCoke’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Evercore on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Evercore has requested that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed a part of the registration statement on Form S-4, including any amendments thereto. Counsel for Evercore also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation materials prepared by Citigroup Global Markets Inc. (“Citi”) in connection with its opinion, dated February 4, 2019, to the SXCP Conflicts Committee as summarized under the heading “The Merger—Opinion of the SXCP Conflicts Committee’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Citi on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Citi has requested that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed a part of the registration statement, including any amendments thereto. By separate letter, counsel for Citi also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

3.

Your disclosure indicates SXCP unitholders owning approximately 61.7% of SXCP’s outstanding common units have entered into a Support Agreement are irrevocably and unconditionally bound to deliver a written consent to vote their units in favor of the merger. Because of this, it appears that SXCP stockholders have already made an investment decision with respect to the issuance of SunCoke shares. Please advise us why you believe it is appropriate to register the issuance of such shares on this Form S-4 at this time. Refer to Securities Act Sections CDI 239.13.

Response: SunCoke respectfully acknowledges the Staff’s Comment as well as the Staff’s position articulated in Compliance and Disclosure Interpretation 239.13 (“CDI 239.13”) that offers and sales of an acquiror’s securities cannot be made and completed privately before the business combination transaction is presented to non-affiliated security holders for their vote. As detailed below and consistent with the approach taken in the recently completed merger of Williams Partners L.P. (“WPZ”) and SCMS LLC, a wholly owned subsidiary of The Williams Companies, Inc., the corporate parent of WPZ, SunCoke believes CDI 239.13 should not apply to this registration statement on Form S-4 or the proposed merger of SXCP and SC Energy Acquisition LLC (the “Merger”). Furthermore, even if CDI 239.13 did apply, SunCoke believes that, with the clarifying changes being made to the Form S-4 in response to the Staff’s Comment, the Support Agreement entered into by Sun Coal & Coke LLC (“SC&C”) complies with the requirements of CDI 239.13.

I. CDI 239.13 is Not Applicable

SunCoke respectfully advises the Staff that it believes CDI 239.13 should not apply to this registration statement on Form S-4 or the Merger because no shares of SunCoke Common Stock are being offered or sold to SC&C, SXCP, SunCoke, or any other subsidiary of SunCoke in connection with the proposed Merger. The only shares of SunCoke Common Stock being offered and sold (within the meaning of Rule 145) in connection with the proposed Merger are the shares of SunCoke Common Stock covered by the registration statement, all of which are to be issued to holders of SXCP Common Units other than SunCoke and its subsidiaries (the “SXCP Public Unitholders”). Therefore, SunCoke does not believe entry into the Support Agreement by SC&C should have any implication on the registration of the offer and sale of shares of SunCoke Common Stock to SXCP Public Unitholders, because no offers or sales of SunCoke Common Stock will have been or will be made to SC&C, or any of SunCoke’s subsidiaries in connection with the proposed Merger. As there is no offer or sale of any SunCoke Common Stock in the Merger to SC&C or any SunCoke subsidiary, SunCoke believes execution of the Support Agreement by SC&C cannot give rise to a “sale” of SunCoke Common Stock to SC&C or any of SunCoke’s subsidiaries, for purposes of Section 5 of the Securities Act.

SunCoke believes that CDI 239.13 should not apply where, as here, a parent (SunCoke) is acquiring its majority owned subsidiary (SXCP), and the majority owned subsidiary (SXCP) and a wholly owned subsidiary of SunCoke (SC&C) are the parties to the Support Agreement, because SunCoke and SC&C should not be deemed to be soliciting themselves to enter into the Support Agreement. Unlike the situations covered by CDI 239.13, in the situation at hand, SunCoke, the ultimate acquiror, is not seeking a voting commitment from management and the principal security holders of SXCP, the target. In our case SunCoke, the acquiror, is merely committing the SXCP Common Units it beneficially owns through its wholly owned subsidiary, SC&C, to vote for the Merger. The acquiror, SunCoke, is committing its own shares to the transaction. The execution of the Support Agreement does not involve any “offer or sale” of the acquiror’s securities to any person since SC&C (or indirectly, its owner, SunCoke) is the only party to the Support Agreement with SXCP. Unlike the SXCP Public Unitholders, SC&C will retain its SXCP Common Units and will not be receiving any shares of SunCoke Common Stock in exchange for its SXCP Common Units in connection with the Merger. No SXCP Public Unitholder is a party to the Support Agreement. SC&C is the only party to the Support Agreement committing to support the Merger, and it is a wholly-owned subsidiary of SunCoke. In addition, no consent to the Merger will be given until after the registration statement on Form S-4 has been declared effective and solicitation of consents has begun.

II. The Support Agreement Satisfies CDI 239.13, if it Were Applicable

As a result of the clarifying changes made in the Form S-4, even if CDI 239.13 were applicable to the proposed Merger and the associated Support Agreement, SunCoke believes it may register the issuance of the SunCoke Common Stock to the SXCP Public Unitholders on this registration statement on Form S-4 because the Support Agreement was executed by SXCP and SC&C only and satisfies the conditions provided in CDI 239.13, as set forth below:

•	SC&C owns more than 5% of the SXCP Common Units entitled to vote on the proposed Merger;

•	SC&C owns less than 100% of the SXCP Common Units entitled to vote on the proposed Merger; and

•

following effectiveness of this registration statement on Form S-4, SXCP will solicit written consents from holders of SXCP Common Units who have not signed the Support Agreement and would be ineligible to purchase in a private offering.

SunCoke has revised its registration statement on Form S-4 throughout, and in further detail beginning on page 26 in particular, to make clear SXCP’s intent to solicit written consents from all holders of record of SXCP Common Units, as of a record date to be determined, with respect to the Merger Agreement and the Merger. Accordingly, SunCoke believes the conditions of CDI 239.13 are fully satisfied.

As noted in CDI 239.13 and SEC Release No. 33-7606A, the Staff has recognized that voting agreements in the context of business combination transactions serve legitimate business purposes. Should the Staff take the view that entering into a contractual agreement to consent is tantamount to the actual delivery of a written consent, then such view would call into question the Staff’s general position that voting agreements in the context of business combination transactions are permissible under the circumstances enumerated therein.

SunCoke believes, consistent with the underlying premise of CDI 239.13, that there are fundamental differences between (1) executing a written consent on the one hand, and (2) agreeing to deliver a written consent at a future date following the effectiveness of a registration statement, on the other. In the first scenario, the execution and delivery of a written consent by equity holders whose equity ownership would be sufficient to approve the transaction in question results in approval of the matter as of the time of delivery of the written consent and negates the need to obtain written consents in favor of the transaction at a later date. Accordingly, once such a written consent is delivered, the legal act of obtaining the requisite equity holder approval has in fact already occurred, and there is no need for any further action on the part of equity holders to approve the matter.

In the second scenario, in contrast, the act of one equity holder agreeing to deliver a written consent at some future date is purely contractual in nature and does not, in and of itself, legally result in approval of the matter in question by the target company’s equity holders. Written consents must still be physically delivered in order for the action to be duly approved by equity holders.

The instant case is the second scenario. There is a significant period of time from (1) the date the Support Agreement was entered into and (2) the date the first consent will be delivered. In addition, in accordance with the Support Agreement, the registration statement must first be declared effective by the Staff before SC&C is required to, or will, deliver its written consent. During the time period described above, any number of events could occur precluding the consent from being delivered under the Support Agreement. For example, the parties could agree to terminate the Merger Agreement pursuant to its terms prior to effectiveness of the registration statement on Form S-4. Alternatively, there could be a failure of a condition precedent to the Merger such as failure of the SunCoke Stockholders to approve the Merger, in which case SC&C would not be obligated to deliver its written consent. In addition, SunCoke has the right in the Merger Agreement (Section 7.4) to terminate the Merger Agreement and therefore the Support Agreement by paying SXCP a $6 million termination fee and reimbursing SXCP for its direct and indirect expenses and costs.

Accordingly, SunCoke does not believe CDI 239.13 is applicable to the Merger because no securities will be offered or sold to SC&C (or any SunCoke affiliated entity) in the Merger and CDI 239.13 should not apply where the transaction involves a parent acquiring its majority owned subsidiary and only the parent and its wholly owned subsidiary are providing the support. And even if CDI 239.13 were applicable to the Merger, the Support Agreement satisfies the conditions specified in CDI 239.13 as it is merely a contractual agreement to take a future action, legally distinct from the delivery of a written consent.

Risk Factors, page 19

4.

You disclose in your December 31, 2018 Form 10-K that AK Steel intends to permanently close its Ashland Works Plant by the end of 2019 and you believe AK Steel has not and would not satisfy the second criterion of the termination clause. Based on your disclosure on page 73 therein, AK Steel accounted for 26% of your sales and other operating revenue for 2018. Please tell us whether AK Steel has terminated or intends to terminate their take-or-pay supply agreements with you. If so, please amend your filing to discuss the potential negative impact to sales and cash flows. Refer to Sections 501.12.b. and 501.13.1. of the Financial Reporting Codification for guidance. If you continue to believe that AK Steel has not and would not satisfy the second criterion of the termination clause, please amend your filing to disclose the facts and circumstance supporting your conclusion.

Response: SunCoke acknowledges the Staff’s Comment and respectfully submits that no additional disclosure is required. AK Steel has not terminated nor stated that it intends to terminate the agreement with SXCP.

As noted by the Staff, upon giving two-years advance notice, AK Steel may terminate the agreement with SXCP if, and only if, AK Steel (1) permanently closes its Ashland Works Plant, and (2) has not acquired or begun construction of a new blast furnace in the U.S. to replace, in whole or in part, the Ashland Works Plant iron production capacity. Both elements must be satisfied for early termination. AK Steel has not yet permanently closed Ashland Works, but if it implements its plan Ashland Works will be permanently closed at the end of 2019 and the first trigger would then be satisfied.

SunCoke, however, finds that the second trigger has not and will not be satisfied due to AK Steel’s acquisition of Severstal Dearborn, LLC from Severstal Columbus Holdings, LLC in September 2014. At the time, AK Steel acquired iron producing, integrated steelmaking assets located in Dearborn, Michigan (the “Dearborn Works blast furnace”). The Ashland Works blast furnace was then idled in 2015. SXCP’s coke production that was previously sent to the Ashland Works blast furnace is now sent almost entirely to the Dearborn Works blast furnace.

While the legal analysis regarding failure to satisfy the second element may have been important in the past for interpreting the agreement, even an invalid attempt to terminate would not likely result in early termination of the contract. This is due to the two-year notice period. If we assume AK Steel is able to complete the shut down process as disclosed and permanently shut down Ashland Works in late 2019 (and announce its intent to terminate the agreement), the two-

year notice period requires full performance of the agreement until late 2021, with the normal contract term ending in December 2021. Any period between the (invalid) termination date and the original expiration date would necessarily not be a material duration. In light of this timing and the information above, SunCoke respectfully submits that no additional disclosure is required or would be meaningful to investors.

5.

We note your forum selection provision. Please disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Response: SunCoke acknowledges the Staff’s Comment and has revised the Risk Factors on pages 24-25 of the registration statement on Form S-4 accordingly. SunCoke will add similar disclosure in the Form 10-K for the year ended December 31, 2019. SunCoke respectfully submits that amendment of its Form 10-K for the year ended December 31, 2018 is unnecessary in light of the disclosure in the Form S-4.

Recommendation of the SunCoke Board and Its Reasons for the Merger, page 54

6.	Please expand your discussion of both SunCoke Energy, Inc. and SunCoke Energy Partners, L.P.’s reasons for the merger to quantify the cited benefits and negative factors.

Response: In response to the Staff’s Comment, SunCoke has revised the disclosure on pages 39-44 and 56-58 of the registration statement on Form S-4 accordingly.

The Merger Agreement, page 72

7.

Please provide a pre-Transaction organization chart of the consolidated entity, SunCoke Energy, Inc. as well as a chart of all entities after the Transaction has been completed. After consummation, disclose the legal status of SXCP, i.e., whether it will remain a partnership as a wholly owned subsidiary of SunCoke. Explain how you have considered, if at all, the Final Regulations described in further detail in the December 31, 2018 Forms 10-K of SunCoke and SXCP, in your pro forma accounting for income taxes. In this regard, we note that pursuant to the Final Regulations, a limited partnership will be taxed retroactively as if it were a corporation at federal and state tax rates at the end of a ten-year transition period, but if SXCP will no longer be a separate entity, explain how the historical amounts already recorded for the expected impact thereof remain appropriate for pro forma presentation purposes.

Response: SunCoke has amended the registration statement on Form S-4 beginning on pages 75-77 to provide pre-Transaction and post-Transaction organization charts (graphics) of SunCoke and its subsidiaries relevant to the Merger. After consummation of the Transaction, SXCP will remain as a partnership and become a wholly owned subsidiary of SunCoke.

As described in SunCoke’s December 31, 2018 Form 10-K, in January 2017, the Internal Revenue Service (“IRS”) announced its decision to exclude cokemaking as a qualifying income generating activity in its final regulations (the “Final Regulations”) issued under section 7704(d)(1)(E) of the Internal Revenue Code relating to the qualifying income exception for publicly traded partnerships. Subsequent to the 10-year transition period, SXCP will prospectively become taxable as a corporation. The Final Regulations are not retroactive to periods prior to the end of the 10-year transition period. As a result of the Final Regulations and in accordance with Accounting Standards Codification 740, Income Taxes, SXCP recorded deferred income tax expense of $148.6 million to set up its initial deferred income tax liability during 2017, primarily related to differences in the book and tax basis of fixed assets, which are expected to exist at the end of the 10-year transition period when the cokemaking operations become taxable. However, on a consolidated basis, SunCoke had previously recorded $84.4 million of the deferred income tax liability in its financial statements related to SunCoke’s share of the deferred tax liability for the book and tax differences in its investment in SXCP. As a result of the Final Regulations, SunCoke’s 2017 financial statements reflected $64.2 million incremental tax expense, which was solely attributable to SXCP’s Public Unitholders and was also recorded as an equal reduction to noncontrolling interest. As a result, the Final Regulations had no impact to net income attributable to SunCoke.

Upon the completion of the Merger, while the SXCP entity structure will remain, SunCoke will own 100 percent of SXCP units, through direct and indirect ownership, and the Final Regulations and 10-year transition period which only applies to publicly traded partnerships will not be relevant, since even though SXCP will remain a partnership, it will no longer be publicly traded. Therefore, the items of income and loss of SXCP will from that point forward become taxable in SunCoke’s consolidated income tax return. The deferred tax pro forma adjustment in SunCoke’s Unaudited Pro Forma Condensed Consolidated Financial Statements includes the impact of the SXCP cokemaking operations becoming subject to tax in SunCoke’s consolidated tax return upon completion of the Merger, rather than after the 10-year transition period, as well as the impact of SXCP’s logistics operations becoming taxable. SunCoke has updated the language in the footnote on page F-6 to the deferred tax pro forma adjustment as shown below (new language marked in bold):

(c)

Reflects the estimated impact on deferred income taxes resulting from the Merger using SunCoke’s statutory federal and state tax rate of 24 percent. The amount primarily relates to the effect of income from SXCP operations previously owned by the SXCP Public Unitholders, which will become taxable in the SunCoke consolidated tax return upon completion of the Merger, and the step-up in tax basis as a result of SunCoke’s acquisition of the publicly held interests of SXCP, resulting in a deferred tax asset. The adjustment also reflects the tax effect of approximately $2.6 million related to the estimated transaction costs discussed in Note (a). The income tax impact is an estimate based on preliminary information and assumptions used in preparing these Unaudited Pro Forma Statements and is subject to change.

Description of SunCoke Common Stock

Exclusive Forum, page 104

8.

We note that your forum selection identifies the Court of Chancery of the State of Delaware (or other state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, then the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The forum selection clause would not apply to federal and state securities law actions brought by a SunCoke Stockholder. We have added disclosure to such effect. SunCoke will add similar disclosure in its Form 10-K for the year ended December 31, 2019. SunCoke respectfully submits that amendment of its Form 10-K for the year ended December 31, 2018 is unnecessary in light of the disclosure in the Form S-4.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

9.

As disclosed herein, since the SunCoke historical financial information includes the accounts of SXCP, the historical financial information of SXCP has not been shown separately. As such, please provide tables of the major captions included in the pro forma financial statements that reconcile SXCP historical data to SunCoke data, i.e., the first column in the pro forma financial statements, and identify and describe material reconciling items. For example, explain the makeup of the $558.8 million difference between SXCP sales as of December 31, 2018 of $892.2 million to the $1,450.9 million in sales for the consolidated entity presented on page F-4. The description of the merger parties on page 84 does not appear to provide information specific enough to sufficiently distinguish between the nature of the two businesses. In this regard, it may help to list the facilities owned, leased and/or operated by each entity and to describe the activities conducted at each, identifying any overlap as necessary.

Response: SunCoke acknowledges the Staff’s Comment and has revised the registration statement on Form S-4 accordingly. In particular, please see pages F-3 and F-4.

In submitting this response to the Comments contained in the Staff’s letter dated April 4, 2019, SunCoke hereby acknowledges that:

•	SunCoke is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s Comments or changes to disclosure in response to Staff’s Comments do not foreclose the Commission from taking any action with respect to SunCoke’s filing; and

•	SunCoke may not assert Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1911, or to John DiRocco, SunCoke’s Vice President, Assistant General Counsel and Corporate Secretary, at 630-824-1785.

Very truly yours,

SunCoke Energy, Inc.

By:	/s/ Katherine T. Gates
Katherine T. Gates
Senior Vice President, General Counsel and Chief Compliance Officer

Enclosures

cc:	John J. DiRocco, Jr. (SunCoke)
Michael J. Swidler (Baker Botts)
Mike Rosenwasser (Baker Botts)
John Goodgame (Akin Gump)
Lisa Leiman Hearn (Akin Gump)